

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

Mr. Fabio de Oliveira Barbosa
Chief Financial Officer
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

> **Re:** **Companhia Vale do Rio Doce**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 25, 2006**
> **File No. 001-15030**

Dear Mr. Barbosa:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Business Overview, page 21

Ports and Terminals, page 48

1. We note your statement on page 50 that you intend to sell your remaining three capsize vessels by the end of 2006. Please tell us how you considered the

guidance in paragraph 30 of FAS 144 for reporting long-lived assets to be disposed of by sale.

Operating and Financial Review and Prospects, page 59

Impairment of Long-Lived Assets and Goodwill, page 79

2.   We note your statement on page 80 that if you determine a long-lived asset to be impaired, you will write down the asset "based upon the amount by which the carrying amount of the asset exceeds the higher of net realizable value and value in use." Please tell us how this policy complies with paragraph 7 of FAS 144, which states that an "impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value."

3.   We also note your statement that "Step two requires an estimate of the fair value of the individual assets and liabilities within the reporting unit." Please clarify your disclosure to clearly indicate that step two requires you to compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill to measure the amount of impairment loss, as contemplated by paragraph 20 of FAS 142.

Financial Statements

Consolidated Statements of Income, page F-5

4.   Where income applicable to common shareholders differs from net income by 10% or more, a separate line on the face of the income statement should disclose income applicable to common shareholders. Please refer to SAB Topic 6B and revise your presentation as applicable.

Consolidated Statements of Changes in Stockholders' Equity, page F-7

5.   Please revise your presentation of the components of other comprehensive income to comply, if applicable, with paragraph 25 of FAS 130, which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of FAS 130.

Note 2. Basis of consolidation, page F-8

6.   We note that you are proportionately consolidating investments in unincorporated joint ventures, "formed for the purpose of investing in hydroelectric power plants." Please support your use of proportionate consolidation and reference the accounting literature that supports your methodology.

Note 3. Summary of significant accounting policies, page F-8

(c) Inventories, page F-9

7.   As requested in a prior review of your Form 20-F, please disclose your accounting policy for stockpiled inventory and how proven and probable reserve quantities attributable to stockpiled or other inventory are used in your financial accounting.

(d) Property, plant and equipment, page F-10

8.   We note your disclosure that indicates you capitalize certain exploration costs. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of a projects stage of development or the existence of reserves. The current presence or subsequent determination of reserves is not determinative when accounting for explorations costs under U.S. GAAP. Please tell us what amounts you have capitalized in accordance with your policy.

Note 15. Long-term debt, page F-21

9.   Please expand your disclosure to provide an explanation of the nature of the line item Securitization of export receivables – US$ denominated.

Note 16. Stockholders' equity, page F-22

10.   We note your disclosure that "Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders' meeting." We also note your disclosure on page 100 that your dividend distributions are subject to two constraints, (i) a mandatory dividend under your bylaws to distribute dividends equal to not less than 25% of annual adjusted net income, and (ii) the recommendation of your principal shareholder, Valepar, of a dividend equal to at least 50% of the amount of net income with respect to each fiscal year. We further note your disclosure on page 106 that the "shareholders must also approve the recommendation of the Board of Directors with respect to any required distribution;" and that "To date, our Board of Directors has never

Mr. Fabio de Oliveira Barbosa
Companhia Vale do Rio Doce
December 29, 2006
Page 4

determined that payment of the mandatory dividend was inadvisable." Based on the above referenced disclosure, it appears that you are legally required to pay, under your bylaws, a minimum dividend of at least 25%. Please explain in detail why you have not recorded a liability for the minimum dividend as of the end of your fiscal year, when the minimum dividend appears to be measureable. Additionally, explain in detail, why your contractual dividend arrangement with Valper does not also represent a liability as of your fiscal year end. We may have further comment.

Engineering Comments

General

11. You disclose that AMEC E&C Services, Inc. has audited the estimates of proven and probable reserves as of December 31, 2005 presented in your Form 20-F. Please provide us with a copy of all reports produced during this review.

Lines of Business, page 27

Mining, page 29

12. We note your substantial increases in mineral reserves including increases in manganese, kaolin and particularly iron and bauxite reserves during 2005. To assist investors in understanding the magnitude and nature of these increases, please provide in a table a reconciliation between your last two years of reserves, providing the primary reasons for the changes in reserves in an accompanying narrative disclosure that summarizes the nature and extent of the increases.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief